Filed pursuant to 424(b)(3)
Registration No. 333-139504

SUPPLEMENT NO. 20

DATED MARCH 3, 2008

TO THE PROSPECTUS DATED AUGUST 1, 2007

OF INLAND AMERICAN REAL ESTATE TRUST, INC.

This Supplement No. 20 supplements our prospectus dated August 1, 2007, as previously supplemented by Supplement No. 17 dated January 22, 2008, Supplement No. 18 dated February 7, 2008 and Supplement No. 19 dated February 12, 2008.  This supplement updates, modifies or supersedes certain information contained in the prospectus sections entitled “Management,” “Business and Policies,” “Description of Real Estate Assets,” “Plan of Distribution,” and "Optional Individual Retirement Account Program" as described below.  You should read this Supplement No. 20 together with our prospectus dated August 1, 2007 and the foregoing supplements thereto.  Unless otherwise defined in this Supplement No. 20, capitalized terms used in this Supplement No. 20 have the same meanings as set forth in the prospectus and each of the foregoing supplements thereto.

Management

The following subsection supersedes the discussion contained in the prospectus under the heading “Management – Compensation of Directors and Officers,” which begins on page 105 of the prospectus.

Compensation of Directors and Officers

Effective April 1, 2008, we will pay each of our independent directors an annual fee of $30,000 plus $1,000 for each in-person meeting of the board and $500 for each meeting of the board attended by telephone.  We also will pay the chairperson of the audit committee an annual fee of $10,000 plus $1,000 for our independent directors for each in-person meeting of the audit committee and $500 for each meeting of the audit committee attended by telephone, and the chairperson of any other committee, including any special committee, an annual fee of $5,000.  We will pay our independent directors $500 for each meeting of any committee of the board attended by telephone.  We reimburse all of our directors for any out-of-pocket expenses incurred by them in attending meetings.

Business and Policies

Borrowing Policy

This subsection supplements the discussion contained in the prospectus under the heading “Business and Policies Borrowing Policy,” which begins on page 131 of the prospectus.

In addition, in certain circumstances we may enter into derivative transactions for the purpose of fixing or capping the rates on any floating interest rate debt where the principal amount of the indebtedness does not exceed $100 million.

Our Assets

Our Joint Ventures

This subsection supplements the discussion contained in the prospectus under the heading “Business and Policies – Our Assets – Our Joint Ventures,” which begins on page 132 of the prospectus, as previously supplemented by Supplement No. 17 dated January 22, 2008.

Woodbridge Crossing, L.P. On January 24, 2008, we, through a wholly owned subsidiary, entered into an agreement with Direct Retail, L.L.C. (referred to herein as “Direct Retail”) to form “Woodbridge Crossing GP, L.L.C.,” referred to herein as the “general partner.”  Also on January 24, 2008, the general partner, our subsidiary and DSW Investments 08-1, J.V., an unaffiliated third party (referred to herein as “DSW”), entered into an agreement to form a joint venture to be known as “Woodbridge Crossing, L.P.”  The purpose of the venture is to acquire certain land located in

Wylie, Texas and then to develop and construct a 50,000 square foot shopping center on that land. The venture has a term of ten years.

The total cost of acquiring and developing the land is expected to be approximately $49.4 million. On February 15, 2008, we contributed approximately $14.1 million, or 73% of the capital, to the venture. In the event that the actual construction and development costs exceed the amount budgeted for development, DSW will be required to make a capital contribution to cover the excess costs, not to exceed 150% of the total development fees received by Direct Retail, as described below. If DSW is unable to fully fund any excess cost, we may, but are not required to, contribute additional monies to fund the excess (referred to herein as our “overrun contribution”).

The venture will pay quarterly distributions as follows: (1) first, to us in an amount equal to 15% per annum, cumulative and compounded annually, on our unreturned overrun contribution; (2) next, to us until our unreturned overrun contribution has been reduced to zero; (3)  next, to us in an amount equal to 11% per annum, cumulative and compounded annually, on our aggregate capital contribution, excluding any overrun contribution and less any distributions already paid to us; (4) next, to us until our aggregate capital contribution, excluding any overrun contribution, has been reduced to zero; and (5) thereafter, to DSW.

The general partner will manage the business of the venture, and all of the individual management duties have been specifically delegated to Direct Retail. However, certain “key decisions,” such as: disposing of or financing the development project, approving or amending any development budget, admitting a new member to the general partner and dissolving the general partner or the venture, will require the joint consent of us and Direct Retail. As compensation for performing certain management services, Direct Retail will be entitled to receive a construction management fee equal to $200,000 and a development fee equal to approximately $2.2 million.  Direct Retail will assign the property management services for the property to our Property Manager, and our Property Manager will receive a 4.5% management fee.

 If the venture has not commenced foundations and erected steel on all sites on all phases of the property within forty-eight months from the date of our initial contribution, we may elect to cause the venture to repay our capital contribution plus any unpaid portion of our 11% preferred return. We must exercise this option by March 24, 2012. In addition, if, after twelve months from the date that the project is completed, we or DSW desire to purchase or sell our or its limited partnership interest in the venture, we or DSW, as the case may be, must offer to purchase or sell the interest to the other partner, and the other partner must either sell its own interest or to purchase the first partner’s interest in accordance with specific provisions forth in the venture agreement.

Net Lease Strategic Assets Fund L.P. On February 20, 2008, we and The Lexington Master Limited Partnership (“LMLP”) and LMLP GP LLC, each an affiliate of Lexington Realty Trust (NYSE: “LXP”), referred to herein as “Lexington,” agreed to revise certain of the terms of the joint venture known as Net Lease Strategic Assets Fund L.P.  Under the revised terms, ten properties have been excluded from the venture’s initial target portfolio.  Consequently, the initial portfolio of properties that the venture intends to acquire now consists of forty-three primarily single-tenant net leased assets, referred to herein as the “Initial Properties,” with an aggregate purchase price of $747.5 million (including the assumption of approximately $330.3 million of non-recourse first mortgage financing and $4 million in estimated closing costs). The Initial Properties contain an aggregate of more than six million net rentable square feet.  Under the revised terms of the venture, we are required to contribute approximately $210 million to the venture toward the purchase of the Initial Portfolio. As previously disclosed in our Supplement No. 17, we have already contributed approximately $121.9 million to the venture; these funds were used to purchase thirty of the Initial Properties from Lexington and its subsidiaries for an aggregate purchase price of approximately $408.5 million. If the venture does not complete the acquisition of eleven of the remaining Initial Properties by March 31, 2008, and two of the remaining Initial Properties by June 30, 2008, the venture may not purchase those properties.

The terms of the joint venture also have been modified to revise the sequence of distributions that will be paid on any future capital contributions by us and LMLP.  More specifically, we and LMLP intend to invest an additional $127.5 million and $22.5 million, respectively, in the venture to acquire additional specialty single-tenant “triple-net” leased assets.  With respect to these contributions, after the preferred returns and the preferred equity redemption amounts have been paid, we and LMLP will be entitled to receive distributions until the point at which we have received distributions equal to the amount of capital we have invested, on a pro rata basis.

Our Operating Companies

The subsection entitled “Business and Policies – Our Assets – Our Operating Companies – Inland American Urban Hotels, Inc.,” contained in  Supplement No. 19, dated February 12, 2008, is corrected as follows:

Inland American Urban Hotels, Inc.  At the closing of the merger, the Company paid a total of $893.4 million, including debt assumed as part of the merger plus new debt incurred concurrent with closing, to purchase all of the membership interests of RLJ Urban Lodging Master, LLC (referred to herein as “Lodging Master”).  Pursuant to the merger agreement, the purchase price may be adjusted up or down based on certain adjustments that will be determined within the next ninety days. We do not anticipate that the adjustments will increase or decrease the purchase price by more than $1 million.  For accounting purposes, we will record a higher purchase price as a result of the impact of certain prorations and adjustments, including transaction costs such as the cost of breakage and swap fees associated with the debt assumed and incurred in the merger.  On February 26, 2008, we paid our Business Manager an acquisition fee of $21.8 million in connection with the merger.  Our Business Manager may receive up to an additional $0.5 million in payment of the acquisition fee, pending the outcome of the adjustments discussed above.

As noted above, at closing Lodging Master had approximately $364.2 million of long-term debt that remained in place and is thus part of the purchase price paid for Lodging Master.  We also borrowed an additional $62.4 million.  The terms of this debt is discussed in more detail in “Description of Real Estate Assets – Financing Transactions.”

Description of Real Estate Assets

This section supplements the discussion contained in the prospectus under the heading “Description of Real Estate Assets,” which begins on page 151 of the prospectus.  Note that any discussion regarding the potential acquisition of a property or portfolio of properties under the subheading “Potential Acquisitions” will be superseded to the extent that the property or one or more of the properties that make up the portfolio, as the case may be, are acquired.

Cityville Dallas Haskell.  On February 25, 2008, our wholly owned subsidiary, Inland American Communities Group, Inc., referred to herein as “Communities,” purchased a 9.9 acre parcel of land located in Dallas, Texas.  The purchase price for this land was approximately $26.4 million.  Communities intends to develop this land, in two phases, into a conventional housing facility, comprised of approximately 600 apartment units, and approximately 65,000 square feet of retail space.  Communities anticipates that the construction and development of this land will last approximately five years and will cost approximately $92.3 million.  Communities has an option to purchase an additional acre adjacent to the land, which it would redevelop in connection with its overall development of this land.

Financing Transactions

The following subsection supplements the discussion contained in the prospectus under the heading “Description of Real Estate Assets – Financing Transactions,” which begins on page 169 of the prospectus.

The following table summarizes the material terms of the loans that our subsidiaries obtained or assumed in connection with our merger with Lodging Master, as secured by first priority mortgages on our properties.

Property	Date of Financing	Approximate Amount of Loan ($)	Interest Per Annum	Maturity Date
Urban Hotels – 3 New Loans	02/08/2008	62,420,000	(1)	(1)
Urban Hotels – 19 Assumed Loans (2)	02/08/2008	364,233,645	(3)	(3)

(1)

These loans are secured by first priority mortgages on the Residence Inn® located in Baltimore, Maryland, the Courtyard by Marriott® located in Birmingham, Alabama and the Hampton Inn Suites® located in Denver, Colorado, each as acquired in connection with our merger with Lodging Master (collectively, the “New Debt Hotels”).  These loans mature from February 2009 to February 2010.  The loans bear interest at floating rates ranging from LIBOR plus 1.70% to LIBOR plus 1.75% per annum and require the borrowers to make interest-only payments on a monthly basis until the loans mature.  As of the closing, the effective interest rates on these loans ranged from 4.82% to 4.87%.  Our subsidiary, Inland American Lodging Group, Inc., has agreed to guarantee the performance of the obligations of the borrowers with respect to certain losses that may be caused by certain acts of misconduct of the borrowers, for example, any fraud or willful destruction of the property securing these loans.

(2)

In connection with the assumption of these nineteen loans, we paid interest rate swap breakage fees of approximately $7.5 million and loan assumption fees of approximately $2.4 million.

(3)

These loans are secured by first priority mortgages on each of the hotels acquired in connection with our merger with Lodging Master, excluding the New Debt Hotels.  These loans mature from April 2008 to September 2015.  Five of the assumed loans bear interest at fixed rates ranging from 5.41% to 6.93% per annum and require the borrowers to make monthly payments of interest and principal until the loans mature.  The remainder of the assumed loans bear interest at floating rates ranging from LIBOR plus 1.40% to LIBOR plus 2.50% per annum and require the borrowers to make interest-only payments on a monthly basis until the loans mature.  As of the closing, the effective interest rates on these loans ranged from 4.52% to 5.62%.  Our subsidiaries, Inland American Lodging Corporation and Inland American Lodging Group, Inc., have agreed to guarantee the performance of the obligations of the borrowers with respect to certain losses that may be caused by certain acts of misconduct of the borrowers, for example, any fraud or willful destruction of the property securing these loans.

Plan of Distribution

The following information is inserted at the end of the “Plan of Distribution” section on page 251 of our prospectus.

The following table provides information regarding shares sold in both our initial offering and our current follow-on offering as of February 29, 2008.

		Gross Proceeds ($) (1)	Commissions and Fees ($) (2)	Net Proceeds ($) (3)

From our Sponsor:	20,000	200,000	-	200,000

Shares sold in the initial offering:	469,598,762	4,695,987,670	493,078,705	4,202,908,965

Shares sold in the follow-on offering:	114,253,837	1,142,538,370	119,966,529	1,022,571,841

Shares sold pursuant to our distribution reinvestment plan in the initial offering:	9,720,991	92,349,415	-	92,349,415

Shares sold pursuant to our distribution reinvestment plan in the follow-on offering:	9,908,785	94,133,457	-	94,133,457

Shares repurchased pursuant to our share repurchase program:	(1,900,210)	(17,576,939)	-	(17,576,939)

	601,602,165	6,007,631,973	613,045,234	5,394,586,739

(1)

Gross proceeds received by us as of the date of this table for shares sold to investors pursuant to accepted subscription agreements.

(2)

Inland Securities Corporation serves as dealer manager of these offerings and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.

(3)

Number reflects net proceeds prior to paying organizational and offering expenses other than selling commissions, marketing contributions and due diligence expense allowances.

Optional Individual Retirement Account Program

The following discussion modifies the discussion contained in the prospectus under the heading “Optional Individual Retirement Account Program,” which begins on page 264 of the prospectus.

Our agreement with FTCO offers a FTCO IRA accountholder the following benefits:

•

The FTCO IRA account set up fee of $25 will be waived for those accountholders who purchase $10,000 or more of shares of our common stock to be held in that FTCO IRA.

•

The ACH distribution fee of $1 per distribution will be waived.*

•

The $8 fee charged for the first purchase of our company shares will be waived. However, subsequent purchases of our shares by the FTCO IRA will incur an $8 fee which will be charged to the accountholder.*

•

The FTCO IRA closing fee has been reduced to $100. This fee will be charged to the accountholder.*

•

The accountholder will receive an annual statement from FTCO. If an accountholder elects to receive statements on a monthly or quarterly basis, a fee will be charged to the accountholder based on the frequency of statement receipt. The annual fee to receive monthly statements is $25, and the annual fee to receive quarterly statements is $10.*

•

We will pay the annual account fee for a FTCO IRA as long as that FTCO IRA holds shares of our company worth $10,000 or more.*

The new fee schedule goes into effect March 1, 2008.

*Effective January 1, 2008, any FTCO IRA accountholder who made an investment in shares of our common stock and whose investment in shares of our common stock has transferred to or accumulated to at least $10,000, including the value of DRP shares can take advantage of these benefits. (Each account handled separately must qualify with at least a $10,000 value. FTCO IRA accounts cannot be combined to reach the $10,000 value.)**

**The qualifying date will change to July 1, 2008.  FTCO IRA accounts with at least $10,000 can take advantage of these benefits for the period July 1, 2008 through June 30, 2009.

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